May 10, 2017

By EDGAR Submission

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

Re:         Biogen Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 2, 2017
File No. 000-19311

Dear Mr. Rosenberg,

On behalf of Biogen Inc. (the "Company"), I am writing in response to the supplemental comment letter dated May 3, 2017 submitted to the Company from the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company’s Form 10-K dated February 2, 2017 for the fiscal year ended December 31, 2016. For your convenience, the Staff’s initial comment is included below. Capitalized terms used in this letter but not defined have the meanings assigned to them in my letter to you dated April 4, 2017.

Notes to Consolidated Financial Statements
Note 21 - Commitments and Contingencies
TECFIDERA Litigation Settlement and License Agreement, page F-67

Comment:

1.
We have reviewed your response to prior comment one of our March 23, 2017 letter regarding your January 2017 settlement and license agreement (“the agreement”) with Forward Pharma. Please confirm you had exclusive rights to the U.S. license or the right to sell or transfer the license upon entering into the agreement. If you did not have such rights, tell us, citing relevant accounting literature, how you determined recognition of the license as an intangible asset is appropriate. In this regard, we note Sections 3.01 and 3.02 of the agreement included in Exhibit 10.1 of your January 17, 2017 Form 8-K describe a co-exclusive license and indicate that a notice specifying your intention to take the exclusive U.S. license should be delivered on or prior to the date that is 75 days following the final decision in the Interference Proceeding. It is our understanding that the PTAB did not issue a ruling on the Interference Proceeding until March 2017.

Response:

Under the License Agreement, we received a perpetual, irrevocable, co-exclusive license in the United States to all intellectual property of Forward Pharma, including Forward Pharma’s intellectual property which is related to TECFIDERA (collectively, the “U.S. Licensed Intellectual Property”). While our license rights are currently co-exclusive, we confirm that upon our payment of the upfront license fee in February 2017 and pursuant to Section 3.01 of the License Agreement, we have the unilateral right, at all times, to “sublicense, transfer or assign” our license to the U.S. Licensed Intellectual Property. Accordingly, we recognized the license as an intangible asset in accordance with ASC 805-20-55-2 and 3, Intangibles - Goodwill and Other. Under this guidance, intangible assets are considered identifiable if they satisfy (1) the contractual-legal criterion (the intangible asset arises from contractual or legal rights) and (2) the separability criterion (the intangible asset is able to be sold, transferred, licensed, rented or exchanged separately).

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosure, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 781-464-2049.

Sincerely,

/s/ Paul J. Clancy
Paul J. Clancy
Executive Vice President, Finance and Chief Financial Officer

2